HARSCO CORPORATION
350 Poplar Church Road
Camp Hill, Pennsylvania  17011

June 30, 2009

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4651
Washington, DC  20549
Attention:  Dietrich King, Staff Attorney

Re:	Harsco Corp. Definitive Proxy Statement on Schedule 14A Filed on March 19, 2009 File Number 001-03970

Dear Mr. King:

Harsco Corporation, a Delaware corporation (“we,” “us” or the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 28, 2009 (the “Comment Letter”) with respect to the Company’s definitive proxy statement on Schedule 14A filed on March 19, 2009 (the “2009 proxy statement”).

Below are the Company’s responses to the comments in the Comment Letter.  For the convenience of the Staff, we have repeated the Staff’s comments before the applicable response.

1.
In your compensation discussion and analysis, you disclose that your compensation committee exercised its discretion to reduce the size of the restricted stock awards received by certain employees, including at least one named executive officer (e.g., see pages 31, 37 and 39), due to the performance of the business unit that they served.  You do not, however, identify the affected  named executive officer or officers or otherwise provide any details about the magnitude of the reduction the compensation committee implemented.  With a view toward future disclosure, please provide us with the names of the named

Securities and Exchange Commission
June 30, 2009

executive officers who were affected by this reduction and quantify the extent of the reduction they suffered.

Response

As noted in the Staff’s comments, the Company disclosed in its 2009 proxy statement that its Compensation Committee exercised its discretion to reduce the size of the restricted stock unit award received by one of the named executive officers, in this case Mr. Geoffrey Butler.  Mr. Butler’s equity payout for 2008 was reduced from 16,000 restricted stock units to 8,000 restricted stock units.  In future filings, if applicable, the Company will provide further discussion and analysis about the Compensation Committee’s exercise of discretion, including the names of any named executive officers affected by this type of reduction and a quantification of the extent of the reduction, in connection with equity awards.

2.
With a view toward future disclosure, please tell us the names of the companies you used for benchmarking based on the adjusted data provided to you by Towers Perrin.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K as well as your letter to us dated November 21, 2007, in which, in response to comment five in our letter to you dated September 26, 2007, you stated that you anticipate providing “information regarding the specific companies included in the Towers Perrin database in future filings, including the 2008 proxy statement, to the extent such information remains material.”

Response

As noted in the 2009 proxy statement, our Compensation Committee has historically benchmarked salaries, total cash compensation (i.e., salary plus annual cash incentives) and total direct compensation (i.e., salary plus annual cash incentives and long-term equity compensation) annually against survey data provided by Towers Perrin during Towers Perrin’s annual review of executive compensation for the Company’s senior executive officers.  No other benchmarking has been undertaken by the Compensation Committee for compensation purposes.

In preparing the survey data it provides to the Compensation Committee, Towers Perrin utilizes a broad industry-wide benchmarking database of over 800 companies.  In completing its analysis that is eventually provided to the Compensation Committee, Towers Perrin takes into account the size of the Company and its lines of business by using regression analysis to adjust the database information such that the market data provided corresponds to organizations and business units of similar size.  Although information regarding the specific companies included in Towers Perrin’s database is available to the Company upon its request, the regression analysis does not produce a readily identifiable subset of companies (i.e., a peer group) that could have been included in the 2009 proxy statement.  Instead, the regression analysis produces data points.  As such, the only information that could have been disclosed was the entire database of 800 companies.

Securities and Exchange Commission
June 30, 2009

Our Compensation Committee has engaged its own compensation consultant and is in the process of reviewing the method by which we benchmark the compensation payable to our executive officers.  As part of this review, our Compensation Committee is also assessing the viability of identifying a more discrete peer group of companies for us to benchmark against for compensation purposes.  Although the timeframe for the completion of this process cannot be determined at this time, any changes to our benchmarking methodology including, if adopted, the identification of a more discrete peer group, would be disclosed in our future filings.

*           *           *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its 2009 definitive proxy statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to its 2009 definitive proxy statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Mark E. Kimmel

Mark E. Kimmel
Senior Vice President, General
  Counsel, Chief Administrative
  Officer and Corporate Secretary